Sheppard, Mullin, Richter & Hampton LLP 321 North Clark Street, 32nd Floor Chicago, IL 60654 312.499.6300 main 312.499.6301 fax www.sheppardmullin.com

May 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray

Re:	Newsmax, Inc.
Registration Statement on Form S-1
Filed April 4, 2025
File No. 333-286582

Dear Ms. Mansaray:

This letter sets forth a response on behalf of Newsmax, Inc., a Florida corporation (the “Company”), to the oral comments received on May 8, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-captioned Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Registration Statement, which has been revised to address the Staff’s comments. For the convenience of the Staff, the oral comments are restated below prior to the response to such comment.

Registration Statement on Form S-1 Filed on April 16, 2025

1.	Please provide additional disclosure regarding the Company’s recent conversion of existing shares of preferred stock, reclassification, and forward stock split.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised page 2 of the Registration Statement to further explain the private placement, conversion of existing shares of preferred stock, reclassification, and the forward stock split.

2.	Please revise the link in the section entitled, “Incorporation of Certain Information by Reference” to refer to the Company’s webpage entitled, “Investor Relations.”

RESPONSE:	The Company has revised page 20 of the Registration Statement to refer to IR.Newsmax.com.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Alexander Schwartz of Sheppard, Mullin, Richter & Hampton LLP at (312) 499-6369 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Alexander M. Schwartz, Esq.
Alexander M. Schwartz, Esq.